SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

RESONANT INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
76118L102
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 200 Crescent Court, Suite 1575 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.35%*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 76118L102	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.35%*
14	TYPE OF REPORTING PERSON IA

CUSIP No. 76118L102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.35%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76118L102	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Statement” or “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 110 Castilian Drive, Suite 100, Santa Barbara, California 93117.

Item 2. Identity and Background.

This Statement is filed by (i) Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Common Stock directly and beneficially owned by it, (ii) Park City Capital LLC, a Texas limited liability company (“Park City Adviser”), as the investment adviser of the Master Fund, with respect to the Common Stock beneficially owned by it, and (iii) Michael J. Fox, a United States citizen, as the managing member of Park City Adviser, which is the investment manager of the Master Fund, with respect to the Common Stock beneficially owned by him.

The address of the principal office of the Master Fund, Park City Adviser, and Michael J. Fox is 200 Crescent Court, Suite 1575, Dallas, Texas 75201.

The principal business of the Master Fund is serving as a private investment fund. Park City Adviser provides investment advisory and management services and acts as the investment adviser of the Master Fund.

Each of the Master Fund, Park City Adviser and Mr. Fox is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a “group.”

Mr. Fox is the managing member of Park City Adviser and a director of the Master Fund. His principal occupation is hedge fund manager and investment adviser. He is a citizen of the United States of America.

Mark Cook is a director of the Master Fund, and his principal occupation is management of offshore corporations. Mr. Cook is a citizen of Australia, and his principal place of business is P.O. Box 61, Harbor Center, George Town, Grand Cayman, KY1-1102 Cayman Islands.

None of the Reporting Persons or any of their directors, officers, or controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their directors, officers or controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $2,340,122. The source of funds was working capital of the Master Fund.

CUSIP No. 76118L102	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

On February 25, 2015, Park City Capital, LLC sent a letter to the Company, which is attached as Exhibit 99.1 hereto.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 300,000 shares of Common Stock, which represents approximately 4.35% of the Company’s outstanding shares of Common Stock. The Master Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on 6,897,751 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.

(b) The Master Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement.

As adviser to the Master Fund, Park City Adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund’s shares of Common Stock. Park City Adviser expressly disclaims beneficial ownership of those shares of Common Stock, except to the extent of its pecuniary interest therein.

As the managing member of Park City Adviser, which is the investment manager of the Master Fund, Mr. Fox may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund’s shares of Common Stock. Mr. Fox disclaims beneficial ownership of those shares of Common Stock, except to the extent of his pecuniary interest therein.

(c) The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 76118L102	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Letter, dated February 25, 2015, to Resonant Inc. from Park City.

CUSIP No. 76118L102	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 26, 2015

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

MICHAEL J. FOX

		By:	/s/ Michael J. Fox
Michael J. Fox

Schedule A

Transactions by Park City Capital Offshore Master, Ltd. in the Common Stock for the past 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
01/20/15	11,930	11.4150
01/21/15	11,732	11.8861
01/22/15	26,338	12.4091
01/23/15	6,353	12.6147
02/02/15	50,000	13.9351

Exhibit 99.1

February 25, 2015

Mr. Terry Lingren

Chairman and CEO

Resonant Inc.

Dear Terry,

Park City Capital, LLC is a private investment firm based in Dallas, TX. As you know from prior conversations, investment funds that we manage have acquired a 4.35%1 interest in Resonant Inc. (“RESN” or the “Company”) bringing our position to 300,000 shares of common stock. Based on publicly available data, it is our understanding that we are RESN’s fifth largest shareholder. We have acquired this stake over the past couple years, as we think the shares are significantly undervalued.

We are excited to learn about the outcome of Milestone Four with Skyworks, but we believe that the opportunity in front of the company is much larger than any one customer. Our research leads us to believe that 12 months from now, Resonant should be generating revenues from multiple customers and will likely have or be close to having a tunable filter prototype that could be truly disruptive.

Once at least one filter design is accepted, RESN will be the only pure play filter company. Given that the filter market is very large and growing extremely fast and institutional investors’ familiarity with companies like Skyworks (SWKS), Avago (AVGO) and Qorvo (QRVO), we believe the institutional investment community will quickly realize the potential upside and the stock will perform very well over the next six to 18 months.

We also would like to congratulate you on your strategy to execute a license business model, which should be extremely profitable. The market has rewarded other license strategies with very high multiples. We note that ARM Holdings currently trades at 37.3x 2015E EPS and 16.7x 2015E sales.

Table 1 shows that we think RESN could trade at approximately $84 per share over the next 12 months based on 8.0x 2017E sales.

Table 1: RESN Could Trade at $84 on Our 2017 Estimates

	2013	2014E	2015E		2016E		2017E
Filters Shipped	13,150,000,000	19,760,000,000	23,400,000,000		30,240,000,000		35,780,000,000
Growth y/y		50.3%	18.4%		29.2%		18.3%

RESN Revenue:
Filters Shipped Market Share	0.0%	0.0%	1.0%		2.5%		5.0%
Filters Shipped	0	0	234,000,000		756,000,000		1,789,000,000
Fee per Filter	$0.05	$0.05	$0.05		$0.05		$0.05
RESN Revenue	$0	$0	$11,700,000		$37,800,000		$89,450,000
Growth y/y		0.0%	NM		223.1%		136.6%

RESN Price Target:
Enterprise Value/Revenue			16.0	x	12.0	x	8.0	x
Enterprise Value			$187,200,000		$453,600,000		$715,600,000
Net Cash			$15,700,000		$15,700,000		$15,700,000
Market Value			$202,900,000		$469,300,000		$731,300,000
Diluted Shares			8,700,000		8,700,000		8,700,000
RESN Price			$23.32		$53.94		$84.06
Upside			54.8%		257.9%		457.8%

Source: Navian Research, Resonant, Skyworks, Park City Capital estimates.

1According to the Company’s most recent 10Q, as of November 12, 2014 there were 6,897,751 shares outstanding.

200 Crescent Court, Suite 1575

Dallas, TX 75201

214.855.0800

www.parkcitycap.com

We believe the company is well capitalized and doesn’t need any additional capital until at least 2016, at which point, the company should be generating revenue from multiple customers. As a result, we don’t believe the company should raise any additional capital until the stock is significantly higher.

Furthermore, we would recommend that management and the board continue to focus on its business and only entertain acquisition offers that fully value the opportunity, which we believe would be greater than $50 per share, if a deal was to happen in the next few months. However, given that we believe RESN is extremely undervalued and the long-term opportunity is colossal, we think that remaining independent for the next 12-plus months will likely maximize shareholder value.

Best regards,

/s/ Michael Fox

Michael Fox

Founder and CEO

Park City Capital, LLC

cc:	Derek Bork
Thompson Hine, LLP